(As filed with the Securities and Exchange Commission October 13, 2000)

                                                                File No. 70-9653

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               WGL Holdings, Inc.
                          Washington Gas Light Company
                              Crab Run Gas Company
                              Hampshire Gas Company
                         Washington Gas Resources Corp.
                             Primary Investors, LLC
                               1100 H Street, N.W.
                             Washington, D.C. 20080

           (Names of companies filing this statement and addresses of principal executive offices)
              -----------------------------------------------------

                              WGL HOLDINGS, INC. 1

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                               John K. Keane, Jr.
                    Senior Vice President and General Counsel
                          Washington Gas Light Company
                               1100 H Street, N.W.
                             Washington, D.C. 20080

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

       Douglas V. Pope, Secretary               Andrew F. MacDonald, Esq.
      Washington Gas Light Company              Thelen Reid & Priest LLP
           1100 H Street, NW                  701 Pennsylvania Avenue, N.W.
         Washington, D.C. 20080                  Washington, D.C. 20004


------------------------
1    WGL Holdings, Inc. will register upon completion of the reorganization described in Item 1 of this Application/Declaration.

                                TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction.................................2
          1.1  Introduction..................................................2
          1.2  Description of Washington Gas Light and its Subsidiaries......2
               1.2.1  Gas Utility Operations.................................2
               1.2.2  Non-Utility Businesses of Washington Gas Light and
                      Its Subsidiaries.......................................4

          1.3  Capitalization of WGL Holdings and Subsidiaries...............8
          1.4  The Reorganization............................................9
          1.5  Summary of Requested Approvals; Use of Proceeds..............10
          1.6  Description of Proposed Financing Program....................11
               1.6.1  WGL Holdings External Financing.......................11
                     (a) Common Stock.......................................11
                     (b) Long-term Debt, Preferred Stock and other
                         Preferred or Equity-Linked Securities..............13
                     (c) Short-term Debt....................................15
               1.6.2  Washington Gas Light Financing........................15
               1.6.3  Non-Utility Subsidiary Financing......................16
          1.7  Guarantees and Other Forms of Credit Support.................16
               1.7.1  WGL Holdings Guarantees...............................16
               1.7.2  Non-Utility Subsidiary Guarantees.....................17
          1.8  Hedging Transactions.........................................17
               1.8.1  Interest Rate Hedges..................................17
               1.8.2  Anticipatory Hedges...................................18
          1.9  System Money Pool............................................18
          1.10 Changes in Capital Stock of Subsidiaries.....................21
          1.11 Financing Subsidiaries.......................................21
          1.12 Intermediate Subsidiaries....................................22
          1.13 Energy Consumer Financing Activities.........................24
          1.14 Payment of Dividends Out of Capital and Unearned Surplus.....25
          1.15 Approval of Services Under Service Agreement.................26
          1.16 Certificates of Notification.................................28

Item 2.  Fees, Commissions and Expenses.....................................29

Item 3.  Applicable Statutory Provisions....................................30
          3.1  General......................................................30
          3.2  Compliance with Rules 53 and 54..............................30

Item 4.  Regulatory Approvals...............................................31

Item 5.  Procedure..........................................................31

Item 6.  Exhibits and Financial Statements..................................31

Item 7.  Information as to Environmental Effects............................34

          The Application/Declaration filed in this proceeding on March 31, 2000, as amended and restated by Amendment No. 1, filed July 7, 2000, is hereby further amended and restated in its entirety to read as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.
        -----------------------------------

          1.1   INTRODUCTION. WGL Holdings, Inc. ("WGL Holdings"), a Virginia
                ------------
corporation, is currently a wholly owned subsidiary of Washington Gas Light Company ("Washington Gas Light" or the "Company"), a "gas utility company" within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). WGL Holdings has nominal capitalization and does not conduct any business operations or own any material assets at this time. As a result of the reorganization which is described below in Item 1.4 (the "Reorganization"), WGL Holdings will become a "holding company," as defined in Section 2(a)(7) of the Act, over Washington Gas Light and the current common stockholders of Washington Gas Light will acquire and own all of the issued and outstanding common stock of WGL Holdings. Following completion of the Reorganization, WGL Holdings will register pursuant to Section 5 of the Act.

          This Application/Declaration seeks authorization and approval of the Commission with respect to ongoing financing activities of WGL Holdings and its subsidiaries, intrasystem extensions of credit, interest rate hedging measures, the creation of specified types of new subsidiaries, the payment of dividends out of capital and unearned surplus by non-utility subsidiaries, approval of affiliate agreements and other related matters pertaining to WGL Holdings and its subsidiaries. In addition, to the extent necessary, WGL Holdings requests that the Commission make findings under Section 11(b)(1) of the Act that (1) the gas utility system of Washington Gas Light constitutes an "integrated" gas utility system, as defined in Section 2(a)(29)(B) of the Act, and (2) the non-utility operations of Washington Gas Light and its subsidiaries, as described below in Item 1.2, may be retained.

          1.2   DESCRIPTION OF WASHINGTON GAS LIGHT AND ITS SUBSIDIARIES.
                --------------------------------------------------------

          1.2.1 Gas Utility Operations. Washington Gas Light sells and delivers
                ----------------------
natural gas to customers in metropolitan Washington, D.C., and the adjoining areas of Maryland and Virginia. Until recently, Washington Gas Light was a holding company by reason of its ownership of all of the voting securities of Shenandoah Gas Company ("Shenandoah Gas"), a gas distribution company which provided service to several cities and towns in the northern Shenandoah Valley of Virginia, including the City of Winchester and the Towns of Middletown, Strasburg, Stephens City, Berryville, Mount Jackson, Woodstock and New Market.2 On April 1, 2000, Shenandoah Gas was merged into Washington Gas Light in accordance with an order of the State Corporation Commission of Virginia ("SCC-VA").3 Together, the Company and Shenandoah Gas served a total of 863,258


------------------------
2    Washington Gas Light previously claimed exemption from the registration requirements pursuant to Section 3(a)(2) of the Act. See Washington Gas Light Company, Holding Co. Act Release No. 16706 (May 1, 1970).

3    See Petition of Washington Gas Light Company and Shenandoah Gas Company,
Case No. PUA990071 (Dec. 22, 1999). The SCC-VA order requires that separate accounting records be maintained for the Shenandoah Gas division of Washington Gas Light until the Company files, and the SCC-VA approves, a plan for the merger of the tariffs for Washington Gas Light and the Shenandoah Gas division. In the interim, Washington Gas Light must continue to fulfill longstanding regulatory reporting requirements for the Shenandoah Gas division and itself as if they were separate entities.

customer meters as of December 31, 1999, in an area having a population estimated at 4.5 million. Approximately 41% of these customers are located in Virginia, approximately 17% in the District of Columbia, and approximately 42% in Maryland. Washington Gas Light is incorporated under the laws of both the Commonwealth of Virginia and the District of Columbia. It is subject to regulation as to retail rates and transportation service, the issuance of securities, affiliate transactions and other matters by the SCC-VA, the Public Service Commission of the District of Columbia ("PSC-DC"), and the Public Service Commission of Maryland ("PSC-MD").

          At September 30, 1999, Washington Gas Light and Shenandoah Gas together had 612 miles of transmission mains and 10,006 miles of distribution mains. The Company has the capacity for storage of approximately 15 million gallons of propane for peak shaving. The Company also has peaking facilities consisting of propane air plants in West Springfield, Virginia and Rockville, Maryland. The Company purchases substantially all of its gas for bundled sales from producers in the Texas-Louisiana-Gulf Coast region and the southwest, and from marketers. The Company arranges gas deliveries to multiple entry points on its system using the delivery capacity of interstate pipelines under a variety of long-term contracts. The Company's gas supply and storage and transportation capacity plan is based on the requirements of the system as a whole (including the Shenandoah Gas division).

          A map showing the combined service area of Washington Gas Light and Shenandoah Gas is filed herewith as Exhibit E-1.

          Under Section 2(a)(29)(B) of the Act, an integrated gas utility system is defined to mean:

     "a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region."

          The Washington Gas Light system constitutes an "integrated" gas utility system within the meaning of Section 2(a)(29)(B) of the Act. The present Washington Gas Light system is the result of a series of acquisitions over the years by Washington Gas Light of smaller neighboring gas companies (including Shenandoah Gas) and the subsequent merger of those companies into Washington Gas Light. Significantly, the Commission has approved several of these acquisitions under the standards of Section 10(c), which, by reference, incorporates Section
11. 4 The Company serves a single, contiguous, region that includes all of the District of Columbia and the surrounding areas of Virginia and Maryland. All of


------------------------
4    See Washington Gas Light Company, Holding Co. Act Release No. 14846
(April 9, 1963) (approving the acquisition of Frederick Gas Company, Inc., which was merged into the Company in 1996); and Washington Gas Light Company, Holding Co. Act Release No. 15319 (Oct. 7, 1965) (approving acquisition of Martinsburg Gas and Heating Company, which was merged into the Company in 1965). At the time of these acquisitions, Washington Gas Light already owned substantially all of the outstanding voting securities of Shenandoah Gas, which it had acquired in 1959. See Washington Gas Light Company, 44 S.E.C. 515 (1971) (approving plan filed by Washington Gas Light under Section 11(e) to eliminate publicly-held shares of Shenandoah Gas).

the operations of the Company, including arranging for gas supply and transportation, customer billing, call center operations, pipeline construction, maintenance and replacement activities, and non-gas purchasing, among others, are planned and conducted on a central, system-wide basis. The principal executive offices of the Company are located in Washington, D.C. The Company is subject to regulation with respect to rates, service, financing and other matters in each of the three jurisdictions in which it operates. Accordingly, the Commission should find that the area or region served by the Company is not so large as to impair the advantages of efficient operation, localized management and effectiveness of regulation.

          1.2.2 Non-Utility Businesses of Washington Gas Light and Its
                ------------------------------------------------------
Subsidiaries. In addition to its regulated utility operations, Washington Gas
------------
Light also offers financing for the purchase of natural gas and electric appliances and other energy-related products and services. This financing is provided through purchase by the Company of time payment contracts from appliance dealers who participate in the program. From time to time, the Company resells those contracts to banks.5 The Company also operates the steam and chilled water facilities located in a mixed residential and commercial complex in Washington, D.C. 6

          Washington Gas Light directly owns 100% of the outstanding voting securities of three active non-utility subsidiaries:

          (a)  Hampshire Gas Company ("Hampshire"): Hampshire operates an
               -----------------------------------
underground gas storage field in the vicinity of Augusta, West Virginia on behalf of Washington Gas Light under a cost of service tariff regulated by the Federal Energy Regulatory Commission ("FERC"). 7

          (b)  Crab Run Gas Company ("Crab Run"): Crab Run's primary asset is
               ---------------------------------
an investment in an Oklahoma-based limited partnership that is engaged in the exploration and production of oil and gas. The partnership is managed by a


------------------------
5    Rule 40(a)(4) and 48(a)(1), as applicable, specifically authorize the acquisition of a customer's evidence of indebtedness in the ordinary course of business and as consideration for the purchase of standard appliances.

6    The Commission has previously authorized registered gas utility holding companies to operate and maintain customer-owned energy-related systems, including systems used to produce steam, hot water and chilled water. See Columbia Energy Group, et al., Holding Co. Act Release No. 26868 (May 6, 1998).

7    Registered gas utility holding companies are permitted to engage in gas storage activities through subsidiaries. See Rule 58(b)(2)(i) and section 2(a) of the Gas-Related Activities Act of 1990 ("GRAA").

non-affiliate. Crab Run's investment in this partnership is not material and it is expected that any further investment would be minimal. 8

          (c)  Washington Gas Resources Corp. ("WGR"): WGR serves as the
               --------------------------------------
holding company for other wholly-owned non-utility subsidiaries. It does not conduct any operations of its own. WGR's direct subsidiaries are as follows:

     o    Washington Gas Energy Services, Inc. ("WGEServices"): WGEServices is
          ----------------------------------------------------
          an unregulated energy marketer. It does not own or operate any utility assets. As of September 30, 1999, WGEServices supplied gas to nearly 65,000 residential, commercial and industrial customers both inside and outside Washington Gas Light's service territory. WGEServices also holds a power marketing certificate issued by the FERC 9 and intends to participate in the electric choice programs that will soon be implemented in the Company's service territory. 10 WGEServices has three wholly-owned subsidiaries: Washington Gas Energy Systems, Inc.,
                                           ----------------------------------
          which offers commercial energy services, including the design and renovation of mechanical HVAC systems; 11 Brandywood Estates, Inc.,
                                                    -----------------------
          ("Brandywood") a co-general partner in a venture designed to develop 1,600 acres of land in Prince George's County, Maryland; 12 and Advanced Marketing Concepts, Inc., an inactive subsidiary that
          --------------------------------
          previously provided services primarily in the area of energy-related home improvements, which WGEServices intends to merge with Brandywood.

     o    American Combustion Industries, Inc. ("ACI"): Washington Gas Light
          --------------------------------------------
          acquired 100% of the stock of two related companies in 1998 which have


------------------------
8    Registered gas utility holding companies are permitted to engage in gas exploration and production activities through subsidiaries. See Rule 58(b)(2)(ii) and section 2(b) of the GRAA.

9    See Washington Gas Energy Services, Inc., 77 F.E.R.C. P. 61,049 (Oct. 18,
1996), rehearing denied 78 F.E.R.C. P. 61,212 (March 3, 1997).

10   Registered gas utility holding companies are permitted to engage through subsidiaries in brokering and marketing of natural gas, electricity and other energy commodities. See Rule 58(b)(1)(v).

11   Registered gas utility holding companies are permitted to engage through subsidiaries in providing such energy management services. See Rule 58(b)(1)(i).

12   Brandywood and a major real estate developer have formed a venture to develop a 1,600-acre tract of land in Prince Georges County, Maryland for sale or lease. Brandywood contributed the tract to the venture in 1992. The land was originally acquired by the Company in the 1960s for the purpose of developing a natural gas storage field. That development effort was abandoned in the 1970s when it became evident that the land was unsuitable for its intended purpose, and the Company has made several attempts to dispose of the tract since then. The Company's only source of revenues from the site has been from sales of gravel. The venture filed a zoning application in 1996 for the parcel which contemplates mixed-use development of housing, retail space and office space. The zoning application is pending. The Company's sole objective in partnering with an independent real estate development company is to dispose of this site. If the venture is successful, the Company will seek to reduce its ownership interest through a sale to other investors and will not play an active role in the day-to-day management of the venture.

          since been merged, with ACI as the survivor. ACI is in the business of designing, selling, installing and servicing commercial heating, ventilating and air-conditioning ("HVAC") equipment in Washington, D.C. and surrounding areas. 13

     o    WG Maritime Plaza I, Inc.: This company was formed to hold Washington
          -------------------------
          Gas Light's interest in a venture formed to develop a 12-acre parcel of land in Southeast Washington, D.C. that the Company has owned since 1888. The Company operated a manufactured gas plant on the site until 1984. The gas plant was dismantled and removed in 1986. Residues from the gas manufacturing operations remain in the soil and groundwater. The Company has conducted various environmental studies of the site in cooperation with the Environmental Protection Agency, the District of Columbia government, and the National Parks Service. Based on these studies, it has been determined that encapsulation of the site (i.e., through construction of buildings, paved parking lots and pedestrian walk-ways, etc.) is the proper method of remediation, as it will prevent seepage of surface contaminants into the groundwater. The environmental authorities have concurred with this approach. In May 1999, the Company announced its intention to pursue commercial development of this site in partnership with a national developer. The Company is proposing to lease the site to the venture under a long-term ground lease and to receive a carried interest. 14 The Company will not play an active role in any development or management activities. Its involvement will be limited to leasing the land. Further, the Company's percentage interest in the venture will be reduced when new investors join the partnership. 15

     o    Washington Gas Consumer Services, Inc. ("WG Consumer Services"): WG
          -------------------------------------
          Consumer Services offers a program under which it earns a fee for matching customers with finance companies for energy-related equipment. 16


------------------------
13   Registered gas utility holding companies are permitted to engage through subsidiaries in selling, installing and servicing such equipment. See Rule 58(b)(1)(iv).

14   Washington Gas Light's potential liability for environmental-related claims will continue no matter whether the site is sold or leased to a third party. Under a ground lease, however, Washington Gas Light will be able to exercise ongoing control over the future uses of the land, which will enable it to assure that future uses will not create additional environmental hazards.

15   The Commission has previously permitted registered holding companies to retain essentially passive interests in commercial real estate activities. See Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997); and WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 2000).

16   The Commission has previously authorized non-utility subsidiaries of registered holding companies to engage in similar consumer financing activities. See e.g., The Columbia Gas System, Inc.., Holding Co. Act Release No. 26498 (March 25, 1996) and Columbia Energy Group, et al., Holding Co. Act Release No. 26868 (May 6, 1998) (removing certain limitations contained in prior order); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

          In addition to its direct and indirect wholly-owned non-utility subsidiaries listed above, Washington Gas Light also holds a 50% equity interest in Primary Investors, LLC ("Primary Investors"), a Delaware limited liability company formed in August 1999 by Washington Gas Light and an unaffiliated third party to serve as the holding company for investments in after-market products and services for residential and light commercial HVAC customers. Primary Investors engages in this activity through a wholly-owned subsidiary, Primary Service Group, LLC ("PSG"). PSG, directly and through subsidiaries of its own, designs, sells, installs, repairs and maintains new and retrofit HVAC equipment, electrical and lighting systems, motors, pumps and plumbing systems. 17 PSG has entered this business by acquiring and expanding companies that currently provide HVAC-oriented products and services in the District of Columbia, and parts of Maryland and Virginia.

          In conjunction with the Reorganization, WGL Holdings intends to reorganize the ownership of certain of its existing non-utility subsidiaries. An organizational chart showing all of WGL Holdings' direct and indirect investments in active subsidiaries following the Reorganization is filed herewith as Exhibit E-2.

          To the extent required, WGL Holdings requests that the Commission determine that all of the direct and indirect non-utility subsidiaries of the Company described above are retainable under the standards of Section 11(b)(1) of the Act and, as applicable, section 2 of the GRAA. In addition, WGL Holdings requests that the Company's investments prior to the date of the Reorganization in subsidiaries engaged in "energy-related" activities under Rule 58 be disregarded for purposes of calculating the dollar limitation on such investments under Rule 58. 18

          For the twelve months ended June 30 , 2000, Washington Gas Light reported consolidated operating revenues of $1,206,015,000, of which $1,006,700,000 (83.5%) were derived from regulated sales of gas and transportation service, and $199,315,000 (16.5%) from diversified non-utility activities, including unregulated sales of gas and the sale, installation and servicing of residential and commercial HVAC equipment. At June 30, 2000, Washington Gas Light reported consolidated assets of $1,850,452,000, including net property, plant and equipment of $1,430,564,000, and current assets of $295,024,000.


------------------------
17   As indicated above, n. 13, the sale, installation and servicing of HVAC equipment and other appliances are activities permitted by Rule 58(b)(iv). The Commission has also previously authorized other registered holding companies to provide goods and services relating to electrical and power systems, motors, pumps, lighting and plumbing systems. See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998), Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997), and GPU, Inc., Holding Co. Act Release No. 27165 (Apr. 14,
2000).

18   The Commission has previously determined that it is appropriate to disregard the existing investments in "energy-related companies" of to-be registered holding companies for purposes of Rule 58, as such companies were not subject to the restrictions that Section 11(b)(1) places on registered holding companies at the time such investments were made. See e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997), and Dominion Resources, Inc., et al., Holding Co. Act Release No. 27113 (Dec. 15, 1999). Rule 58 imposes no dollar limitation on investments in "gas-related companies."

          1.3   CAPITALIZATION OF WGL HOLDINGS AND SUBSIDIARIES. As of July 31,
                -----------------------------------------------
2000, Washington Gas Light had issued and outstanding 46,431,606 shares of common stock, $1.00 par value. Washington Gas Light's common stock is listed for trading on the New York and Philadelphia Stock Exchanges. In addition, Washington Gas Light has issued and outstanding three series of serial preferred stock, without par value, which are listed for trading on the Philadelphia Stock Exchange.

          At June 30, 2000, the Company had issued and outstanding $530 million principal amount of unsecured medium-term notes issued under an indenture, dated as of September 1, 1991, between the Company and The Bank of New York, as Trustee (Exhibit B-2 hereto), as supplemented by a supplemental indenture, dated as of September 1, 1993 (Exhibit B-3 hereto). Substantially all of the Company's properties are subject to the lien created under the Company's mortgage, dated January 1, 1933, as supplemented and amended, securing any first mortgage bonds issued by the Company. Washington Gas Light has retired all of its outstanding first mortgage bonds and does not have any current plans to issue any new first mortgage bonds.

          Washington Gas Light satisfies its short-term financing requirements through the sale of commercial paper and/or bank borrowings. The Company maintains credit lines and a revolving credit facility to support its outstanding commercial paper. Currently, Washington Gas Light has permanent lines of credit for $30 million, seasonal lines of credit for $10 million, and revolving credit facilities aggregating $160 million, all of which expire not later than June 30, 2001. The borrowing options under these various credit facilities include the lender's prime lending rate, rates based on certificates of deposit, and rates based on the London Interbank Offered Rates ("LIBOR"). In addition, two Washington Gas Light subsidiaries, WGEServices and ACI, each have $5 million revolving lines of credit which provide for LIBOR-based and fixed rate borrowings. At June 30, 2000, Washington Gas Light and its subsidiaries had $58.8 million in short-term debt outstanding at a weighted average cost of 7.15%.

          Set forth in the table below is a summary of Washington Gas Light's consolidated capital structure (including short-term debt) as of June 30, 2000:

                                          $ 000s           Percent
                                          ------           -------

          Common stock equity           $  740,766          53.3%

          Preferred stock equity            28,173            2.0

          Long-term debt                   559,554           40.3

          Short-term debt */                60,641            4.4
                          -             ----------          -----

               Total                    $1,389,134         100.0%
                                        ==========         ======

          */ Includes current maturities of long-term debt.

          WGL Holdings is authorized under its Articles of Incorporation (Exhibit A-1) to issue 120,000,000 shares of common stock, no par value ("Common Stock"), and 3,000,000 shares of preferred stock., also no par value ("Preferred Stock"). Approximately 46.5 million shares of WGL Holdings Common Stock will be issued in the Reorganization. WGL Holdings will not issue any Preferred Stock in the Reorganization. Following the Reorganization, WGL Holdings intends to establish a commercial paper program and bank credit lines of its own, which would be used primarily to fund the operations of and investments in unregulated subsidiaries. See Item 1.6, below.

          1.4   THE REORGANIZATION. To carry out the Reorganization, Washington
                ------------------
Gas Light has organized two Virginia corporations: WGL Holdings and Washington Gas Acquisition Co. ("Acquisition Corp."). WGL Holdings is currently a direct wholly-owned subsidiary of Washington Gas Light, and Acquisition Corp. is a direct wholly-owned subsidiary of WGL Holdings. Washington Gas Light, WGL Holdings and Acquisition Corp. have entered into an Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement"), dated as of January 13, 2000, which is filed herewith as Exhibit B-1. Washington Gas Light's shareholders approved the Reorganization Agreement at the annual meeting of shareholders held on March 3, 2000. The Reorganization has also been approved by the SCC-VA. (See Exhibit D-1). The Reorganization will become effective at the time of filing of articles of merger with the Clerk's Office of the SCC-VA and the Mayor's Office of the District of Columbia.

          In the Reorganization:

          (1) Acquisition Corp. will merge with and into Washington Gas Light, with Washington Gas Light being the surviving corporation;

          (2) Each share of Washington Gas Light common stock outstanding before the Reorganization will be converted into a new share of WGL Holdings Common Stock;

          (3) All shares of Acquisition Corp. common stock outstanding prior to the Reorganization will be converted into shares of Washington Gas Light, resulting in WGL Holdings becoming the owner of all outstanding shares of Washington Gas Light common stock;

          (4) The shares of WGL Holdings Common Stock held by Washington Gas Light immediately prior to the Reorganization will be canceled; and

          (5) The directors of Washington Gas Light shall become the directors of WGL Holdings.

          As a result of the Reorganization, WGL Holdings will become a statutory "holding company," Washington Gas Light will be a direct wholly-owned subsidiary of WGL Holdings, and all of WGL Holdings Common Stock outstanding immediately after the Reorganization will be owned by the former holders of Washington Gas Light common stock outstanding immediately prior to the Reorganization. Following the Reorganization, the stock of Hampshire, WGR, and Crab Run will be transferred to WGL Holdings. The Company's investment in Primary Investors will also be transferred to WGL Holdings.

          Washington Gas Light's outstanding preferred stock will continue to be preferred stock of Washington Gas Light. In addition, the current indebtedness of Washington Gas Light will continue to be direct obligations of Washington Gas

Light and will be neither assumed nor guaranteed by WGL Holdings in connection with the Reorganization.

          Washington Gas Light will remain a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"). Prior to the Reorganization, WGL Holdings will apply to have its Common Stock listed on the New York Stock Exchange. WGL Holdings will file reports with the Commission pursuant to Section 13(a) of the 1934 Act.

          WGL Holdings has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended. See Exhibit C-1 hereto. The Prospectus/Proxy Statement contained in the Registration Statement was filed for the purpose of (i) registering the shares of WGL Holdings Common Stock to be issued in the Reorganization pursuant to the Securities Act of 1933, as amended ("1933 Act"), and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of Washington Gas Light's common and preferred shareholders. This Registration Statement was declared effective by the Commission on February 3, 2000.

          1.5   SUMMARY OF REQUESTED APPROVALS; USE OF PROCEEDS. As used in this
                -----------------------------------------------
Application/Declaration, the term "Non-Utility Subsidiaries" means each of the existing non-utility subsidiaries of Washington Gas Light, and their respective subsidiaries, and any direct or indirect non-utility company acquired or formed by WGL Holdings or any Non-Utility Subsidiary after WGL Holdings registers under the Act in a transaction that has been approved by the Commission in this proceeding (see specifically Items 1.11, 1.12 and 1.13, below), in a separate proceeding, or in a transaction that is exempt under the Act (specifically, Sections 32, 33 or 34) or by rule or regulation (including, specifically, Rule
58). The term "Subsidiaries" means Washington Gas Light and the Non-Utility Subsidiaries. WGL Holdings and the Subsidiaries are sometimes referred to collectively as the "WGL Holdings System" or as the "Applicants."

          In this Application/Declaration, the Applicants are seeking authority, to the extent that such transactions are not otherwise exempt under the Act, for: (1) a program of external financing, (2) intrasystem financing and credit support arrangements, (3) interest rate hedging measures, (4) the formation and funding of a system money pool, (5) changes to any wholly owned Subsidiary's capital stock capitalization, (6) the acquisition of the securities of certain specified categories of non-utility companies, (7) the payment of dividends out of capital or unearned surplus by Non-Utility Subsidiaries, and (8) sales and service agreements between the Subsidiaries, to the extent not otherwise permitted or exempt by rule. The Applicants are requesting approval for each of the proposals contained herein for the period through March 31, 2004 ("Authorization Period").

          The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including: (1) financing, in part, investments by and capital expenditures of WGL Holdings and its Subsidiaries, (2) funding of future investments in any "exempt wholesale generator" ("EWG"), "foreign utility company" ("FUCO"), "exempt telecommunications company" ("ETC"), or "energy-related" or "gas-related" company within the meaning of Rule 58 ("Rule 58 Company"), (3) the repayment, redemption, refunding or purchase by WGL Holdings or any Subsidiary of any of its own securities, and (4) financing working capital requirements of WGL Holdings and its Subsidiaries.

          The Applicants represent that no financing proceeds will be used to acquire the securities of or other interest in any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. WGL Holdings states that the aggregate amount of proceeds of financing and guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to WGL Holdings' "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of WGL Holdings' "consolidated retained earnings" (also as defined in Rule 53). Further, WGL Holdings represents that proceeds of financing and guarantees utilized to fund investments in Rule 58 Companies following registration by WGL Holdings will be subject to the limitations of that rule. WGL Holdings represents that it will not seek to recover through higher rates to Washington Gas Light's customers losses attributable to any operations of its Non-Utility Subsidiaries. Finally, WGL Holdings and Washington Gas Light commit to maintain their common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30% of capitalization.

          1.6   DESCRIPTION OF PROPOSED FINANCING PROGRAM.
                -----------------------------------------

          1.6.1 WGL Holdings External Financing. WGL Holdings proposes to
                -------------------------------
issue and sell from time to time Common Stock and Preferred Stock and, directly or indirectly through one or more Financing Subsidiaries (as described below in Item 1.11), long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued during the Authorization Period will not exceed $300 million. In addition, WGL Holdings proposes to issue and reissue from time to time during the Authorization Period up to $300 million principal amount of short-term indebtedness at any time outstanding.

          (a)  Common Stock.
               ------------

          WGL Holdings proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. WGL Holdings also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), warrants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

          WGL Holdings may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by WGL Holdings) or directly by one or more underwriters acting alone. Common Stock may be sold directly by WGL Holdings or through agents designated by WGL Holdings from time to time. If dealers are utilized in the sale of Common Stock, WGL Holdings will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, WGL Holdings may grant the underwriters thereof a "green shoe" option permitting the purchase from WGL Holdings at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          WGL Holdings also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies WGL Holdings is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $300 million limitation on financing. 19

          After the Reorganization, WGL Holdings will succeed to Washington Gas Light's Dividend Reinvestment and Common Stock Purchase Plan ("DRP"). See Exhibit J-1 hereto. Under the DRP, as amended, participating shareholders of WGL Holdings will be entitled to reinvest dividends and make optional cash purchases of shares of Common Stock. The DRP may also be amended to allow for purchases of Common Stock under the plan by new investors.

          In addition, each of the employee and director compensation plans which provide for investment in Washington Gas Light common stock, as in effect immediately prior to the Reorganization will be amended to provide for the issuance of WGL Holdings Common Stock instead of Washington Gas Light common stock. Currently, Washington Gas Light maintains the following employee and director stock plans (together with the DRP, the "Stock Plans"):

          o    1999 Incentive Compensation Plan. (See Exhibit J-2 hereto).
               --------------------------------
               Washington Gas Light may issue up to 1,000,000 shares of its common stock pursuant to grants of stock options, performance stock, restricted stock, deferred stock, stock granted as a bonus or in lieu of other awards, or other stock based awards to officers and key employees and to other third parties.


------------------------
19   The Commission has previously approved the issuance of common stock as consideration for assets or securities of other companies acquired in authorized or exempt transactions. See e.g., Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999); SCANA Corporation, et al., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

          o    Savings Plan and Capital Appreciation Plan. (See Exhibit J-3
               ------------------------------------------
               hereto). These are 401(k) plans which include Washington Gas Light common stock as an investment option.

          o    Directors' Stock Compensation Plan. (See Exhibit J-4 hereto).
               ----------------------------------
               Under this plan, outside directors receive a portion of their retainer in the form of Washington Gas Light common stock. Currently, the plan provides for distribution of 800 shares annually to each outside director.

          o    Long Term Incentive Plan. (See Exhibit J-5 hereto). Under this
               ------------------------
               plan, Washington Gas Light has granted certain shares of restricted stock which vest over time. Some shares remain outstanding and will vest according to their terms through 2004. No additional shares will be issued under this plan.

          WGL Holdings will file post-effective amendments to the Registration Statements under the 1933 Act with respect to the Stock Plans described above following the Reorganization.

          Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. WGL Holdings will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. WGL Holdings may also acquire treasury shares through other open-market purchases. WGL Holdings also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

          (b)  Long-term Debt, Preferred Stock and other Preferred or
               ------------------------------------------------------
Equity-Linked Securities.
------------------------

          As indicated, WGL Holdings will not issue any shares of its authorized Preferred Stock in the Reorganization and will not have any shares of Preferred Stock outstanding at the time that it registers as a holding company. However, after it registers, WGL Holdings seeks to have the flexibility to issue its authorized Preferred Stock or, directly or indirectly through one or more Financing Subsidiaries, to issue long-term debt and other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of long-term debt, Preferred Stock, or other preferred or equity-linked securities would enable WGL Holdings to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act. 20


------------------------
20   Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., "exempt wholesale generators," "foreign utility companies," and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

          Preferred Stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by WGL Holdings' board of directors. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on Preferred Stock or other preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Stock or other preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

          Long-term debt of WGL Holdings will be in the form of unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (a) may be convertible into any other securities of WGL Holdings, (b) will have a maturity ranging from one to 50 years, (c) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, and (g) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between WGL Holdings and a national bank, as trustee.

          WGL Holdings contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

          Finally, WGL Holdings undertakes that without further Commission authorization it will not issue any Preferred Stock or other preferred or equity-linked securities or any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

          (c)  Short-term Debt.
               ---------------

          The aggregate principal amount of short-term debt of WGL Holdings ("Short-term Debt") at any time outstanding during the Authorization Period shall not exceed of $300 million. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 300 basis points over LIBOR for maturities of one year or less.

          To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, WGL Holdings may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. WGL Holdings expects that the dealers acquiring commercial paper from WGL Holdings will reoffer such paper at a discount to corporate, institutional and sophisticated individual investors. WGL Holdings anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

          WGL Holdings also proposes to establish bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. WGL Holdings may also engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          1.6.2 Washington Gas Light Financing. Under Rule 52(a), the
                ------------------------------
long-term securities issued and sold by Washington Gas Light (including, specifically, long-term debt and preferred stock) will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act because such securities will have been specifically approved by both the SCC-VA and the PSC-DC, the agencies with regulatory authority over Washington Gas Light in the two jurisdictions in which it is incorporated. In contrast, the issuance by Washington Gas Light of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by both the SCC-VA and the PSC-DC. 21 Accordingly, Washington Gas Light requests approval to issue and sell from time to time during the Authorization Period notes and other evidence of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $350 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to WGL Holdings, bank lines of credit and other debt securities. The effective cost


------------------------
21   The SCC-VA has authorized Washington Gas Light to issue up to $300 million principal amount of short term-debt at any time outstanding through September 30, 2001. See Exhibit D-6. However, the PSC-DC has no jurisdiction over financings with maturities of less than 12 months.

of money on short-term debt of Washington Gas Light authorized in this proceeding will not exceed at the time of issuance 300 basis points over LIBOR for maturities of one year or less.

          1.6.3 Non-Utility Subsidiary Financing. As described above in Item
                --------------------------------
1.2, the Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of energy-related or otherwise functionally-related non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loan by WGL Holdings to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Non-Utility Subsidiary making a borrowing is not wholly-owned by WGL Holdings, directly or indirectly, and does not sell goods or services to Washington Gas Light, then the Applicants request authority to make loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. 22 The Applicants state that, if WGL Holdings or a Non-Utility Subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly-owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from WGL Holdings or other lending Non-Utility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. WGL Holdings will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction.

          1.7   GUARANTEES AND OTHER FORMS OF CREDIT SUPPORT.
                --------------------------------------------

          1.7.1 WGL Holdings Guarantees. WGL Holdings requests authorization to
                -----------------------
enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "WGL Holdings Guarantees") on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $400 million outstanding at any one time. Subject to such limitation, WGL Holdings may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. WGL Holdings proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the WGL Holdings Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment


------------------------
22   The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains OUTSTANDING. 23

          1.7.2 Non-Utility Subsidiary Guarantees. In addition, Non-Utility
                ---------------------------------
Subsidiaries request authority to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $200 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above in Item 1.7.1.

          1.8   HEDGING TRANSACTIONS.
                --------------------

          1.8.1 Interest Rate Hedges. WGL Holdings, and to the extent not exempt
                --------------------
pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.8.2 Anticipatory Hedges. In addition, WGL Holdings and the
                -------------------
Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions,


------------------------
23   The Commission has previously authorized registered holding companies to recoup from any subsidiary the actual cost of obtaining the liquidity necessary to perform under a guarantee issued on behalf of such subsidiary. See e.g., Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999).

including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. WGL Holdings or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. WGL Holdings or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither WGL Holdings nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

          The Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. 24

          1.9   SYSTEM MONEY POOL. WGL Holdings and certain of the Subsidiaries
                -----------------
hereby request authorization to establish a system money pool ("Money Pool"). To the extent not exempted by Rule 52, the Subsidiaries request authorization to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, WGL Holdings is requesting authorization to contribute surplus funds and/or to lend and extend credit to the participating Subsidiaries through the Money Pool. Initially, the Subsidiaries participating in the Money Pool arrangement will be Washington Gas Light, Hampshire, Crab Run, WGR, WGEServices, Washington Gas Energy Systems, Inc., Brandywood, ACI, WG Consumer Services, and WG Maritime Plaza I, Inc.

          The participating Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to them than the comparable cost of external short-term borrowings, and the yield to the participating Subsidiaries contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

          Under the proposed terms of the Money Pool Agreement, short-term funds would be available from the following sources for short-term loans to the participating Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than WGL Holdings, (2) surplus funds in the treasury of WGL Holdings, and (3) proceeds from bank borrowings and/or commercial paper sales by WGL Holdings or any Money Pool participant for loan to the Money Pool ("External Funds"). Funds would be made available from such


------------------------
24   The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

sources in such order as WGL Holdings, as administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether Washington Gas Light at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by Washington Gas Light's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in Washington Gas Light's sole discretion. See Exhibit B-4 (Rev) for a copy of the form of Money Pool Agreement.

          A participating Subsidiary that borrows from the Money Pool would borrow pro rata from each participant that lends, in the proportion that the total amount loaned by each such lending Money Pool participant bears to the total amount then loaned through the Money Pool. On any day when more than one funding source (e.g., surplus treasury funds of WGL Holdings and other Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Money Pool, each borrower would borrow pro rata from each such funding source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool.

          Borrowings from the Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, WGL Holdings.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Money Pool -- would be retroactively allocated every month to the participating borrowers in proportion to each such participant's estimated peak short-term borrowing requirements.

          If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

          If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External Funds). In cases where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of
(a) the cost of all Internal Funds contributed by Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

          Each Applicant receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool could be prepaid by the borrower without premium or penalty.

          Only those Non-Utility Subsidiaries identified above shall borrow through the Money Pool. WGL Holdings shall undertake to file a post-effective amendment in this proceeding seeking approval to add any additional Non-Utility Subsidiary to borrow through the Money Pool. It is proposed that, without further authorization of the Commission, other current or future Non-Utility Subsidiaries may participate in the Money Pool as lenders but not as borrowers.

          Proceeds of any short term borrowings from the Money Pool may be used by a participant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. Washington Gas Light requests authority to borrow up to $350 million at any one time outstanding from the Money Pool. Borrowings by Washington Gas Light from the Money Pool will be counted against the limit on short-term indebtedness set forth in Item 1.6.2, above.

          The Applicants request that the Commission reserve jurisdiction over Washington Gas Light's participation in the Money Pool pending receipt of approval from the SCC-VA.

          1.10  CHANGES IN CAPITAL STOCK OF SUBSIDIARIES. The portion of an
                ----------------------------------------
individual Subsidiary's aggregate financing to be effected through the sale of stock to WGL Holdings or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by WGL Holdings or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the state or states in which such utility subsidiary is incorporated and doing business. 25

          1.11  FINANCING SUBSIDIARIES. WGL Holdings and the Subsidiaries
                ----------------------

request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of WGL Holdings and the Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of Washington Gas Light will dividend, loan or transfer proceeds of financing only to Washington Gas Light. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to WGL Holdings would mirror the terms of those securities. 26 WGL Holdings may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on WGL Holdings Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.7.1 or Item 1.7.2, above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules


------------------------
25   The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); and New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

26   The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on WGL Holdings Guarantees or Subsidiary Guarantees, as the case may be.

          1.12  INTERMEDIATE SUBSIDIARIES. WGL Holdings proposes to acquire,
                -------------------------
directly or indirectly through a Non-Utility Subsidiary, the securities of one or more new subsidiary companies ("Intermediate Subsidiaries") which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, or ETCs ("Exempt Companies"), Rule 58 Companies or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding). 27 WGL Holdings also requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to
Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

     (1) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (2) An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not Washington Gas Light;

     (3) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (4) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Washington Gas Light; or

     (5) A Rule 58 Subsidiary or any other Non-Utility Subsidiary that (a) is partially-owned by WGL Holdings, provided that the ultimate purchaser of such goods or services is not Washington Gas Light (or any other entity that WGL Holdings may form whose activities and operations are primarily related to the provision of goods and services to Washington Gas Light), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of


------------------------
27   Washington Gas Light does not hold an interest in any EWG or FUCO at this time.

          its income from sources within the United States and is not a public-utility company operating within the United States.

          An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Company, Rule 58 Company, or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by WGL Holdings and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit WGL Holdings' exposure to U.S. and foreign taxes; (7) to further insulate WGL Holdings and Washington Gas Light from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by WGL Holdings from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52. To the extent that WGL Holdings provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in WGL Holdings' "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable. 28

          WGL Holdings may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, WGL Holdings may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules


------------------------
28   The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries at market prices. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999); and Energy East Corp., et al., Holding Co. Act Release No. 27228 (Sept. 12, 2000).

thereunder, 29 WGL Holdings hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries WGL Holdings' ownership interests in existing and future Non-Utility Subsidiaries. 30 Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. WGL Holdings will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

          1.13  ENERGY CONSUMER FINANCING ACTIVITIES. As indicated above in Item
                ------------------------------------
1.2.2, Washington Gas Light currently offers financing to its customers for the purchase of natural gas and electric appliances and other energy-related products and services and may continue to do so after the Reorganization. WGL Holdings proposes to expand its financing program for purchases from non-associate vendors of energy-related equipment and related products and services to include financing for purchases of new or replacement gas or oil furnaces, gas swimming pool heaters, gas or electric hot water heaters, gas fireplace inserts, heat pumps, air conditioning equipment, electric and gas kitchen appliances, air and water treatment equipment, and other energy conservation equipment, products and services, and for the costs of any related installation and remodeling work, such as duct work, plumbing, and electrical work. 31

          WGL Holdings proposes to offer the expanded consumer financing through one or more existing or newly-formed, direct or indirect, non-utility subsidiaries. The proposed financing activities will be limited to Virginia, Maryland and the District of Columbia. It is anticipated that in the vast majority of cases, the individuals or businesses to whom consumer financing is provided will be natural gas customers of Washington Gas Light or individuals or businesses who are not currently served by any natural gas supplier. Consumer financing may take the form of direct loans to customers, guarantees of third-party loans, or purchases, with or without recourse, from vendors of such equipment, supplies or services of installment purchase obligations executed by customers.


------------------------
29   Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a)
and 58, as applicable, may exempt many of the transactions described in this paragraph.

30   The Commission has granted similar authority to another holding company.
See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999).

31   The proposed energy consumer financing activities are substantially identical to those authorized by the Commission in other cases. See e.g., The Columbia Gas System, Inc.., Holding Co. Act Release No. 26498 (Mar. 25, 1996) and Columbia Energy Group, et al., Holding Co. Act Release No. 26868 (May 6,
1998) (removing certain limitations contained in prior order); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

          During the Authorization Period, WGL Holdings proposes to invest not more than $100 million in existing or new Non-Utility Subsidiaries that are engaged in the business of providing financing for purchases of energy-related equipment, goods and services. Such investments would be in the form of purchases of stock or other equity securities, loans, cash capital contributions and/or open account advances. WGL Holdings will use the proceeds of the financing authorized in this proceeding and/or other available cash to make such investments.

          1.14  PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS. WGL
                --------------------------------------------------------
Holdings also proposes, on behalf of each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, no non-exempt Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Non-Utility Subsidiary derives any material part of its revenues from the sale of goods, services, electricity or natural gas to Washington Gas Light. WGL Holdings requests that the Commission reserve jurisdiction over dividends paid by any such non-exempt Non-Utility Subsidiary.32

          WGL Holdings anticipates that there will be situations in which one or more Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of WGL Holdings were to purchase all of the stock of a Rule 58 Company, and following such acquisition, the Rule 58 Company incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Rule 58 Company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to WGL Holdings or its other parent.

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Rule 58 Company, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.


------------------------
32   The Commission has granted similar approvals, subject to such reservation of jurisdiction, to other registered holding companies. See The Southern Company, et al., Holding Co. Act Release No. 26738 (July 2, 1997).

          Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          WGL Holdings, on behalf of each current and future non-exempt Non-Utility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. WGL Holdings also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          1.15  APPROVAL OF SERVICES UNDER SERVICE AGREEMENT. Washington Gas
                --------------------------------------------
Light has been providing administrative, management, technical, legal and other support services to its subsidiaries for many years, subject to approval of the terms of those arrangements by the SCC- VA and also to the oversight of the PSC-DC and PSC-MD. In addition, in the past, there have been occasions when subsidiaries of Washington Gas Light have provided services to Washington Gas Light or to other Washington Gas Light subsidiaries. These approved service arrangements have also contemplated the possible sale of goods among Washington Gas Light and its subsidiaries. Filed herewith as Exhibit B-5 is a copy of the Service Agreement that is in place between Washington Gas Light and WGR. Washington Gas Light has entered into substantially identical Service Agreements with its other subsidiaries. Washington Gas Light files an annual report with the SCC-VA prior to May 1 of each year on transactions between the Company and its subsidiaries, showing, among other things, the charges that have been made during the previous year and the methods used to allocated the Company's costs among itself and its subsidiaries. Copies of this annual report are supplied to the PSC-DC and PSC-MD as well.

          Following the Reorganization, WGL Holdings proposes to continue these arrangements, with Washington Gas Light providing services and selling goods to its associate companies in the holding company system. It is also proposed that the Non-Utility Subsidiaries continue to be able to provide services and sell goods to Washington Gas Light, WGL Holdings and other associate companies, as appropriate. 33 Washington Gas Light proposes to enter into a substantially similar Service Agreement with WGL Holdings, although under this agreement, consistent with Section 13(a) of the Act, WGL Holdings would not be able to provide any services to the Company. A form of the Service Agreement to be executed between Washington Gas Light and WGL Holdings is filed herewith as Exhibit B-6. A copy of the bases for cost allocations under the Service Agreement is filed herewith as Exhibit B-7. The cost allocations are the same as previously accepted by the SCC-VA, the PSC-DC and the PSC-MD. The proposed form


------------------------
33   The sale of goods and services by one Non-Utility Subsidiary to another
Non-Utility Subsidiary would in most instances be exempt pursuant to Rule 87.

of Service Agreement with WGL Holdings has been submitted to the SCC-VA for approval as part of the same application seeking approval for the Reorganization. See Exhibit D-1 hereto.

          Under the Service Agreements, Washington Gas Light would provide the following categories of services to WGL Holdings and its other associate companies:

          (a)  Accounting, Financial and Statistical Services, including
               ----------------------------------------------
               assistance in the preparation of financial and statistical reports and credit services.

          (b)  Auditing and Internal Audit Services, including the conduct of
               ------------------------------------
               periodic audit programs and coordination with outside auditors.

          (c)  Budget Services, including advice and assistance on developing
               ---------------
               budgets and budgetary controls.

          (d)  Corporate and Legal Services, including advice and assistance on
               ----------------------------
               administrative and judicial proceedings and on contracts and claims.

          (e)  Engineering, Operations and Planning Services, including advice
               ---------------------------------------------
               and assistance on gas transmission, supply, measurement and storage requirements.

          (f)  Human Resources Services, including recruitment, placement and
               ------------------------
               training.

          (g)  Information Systems Services, including data processing.
               ----------------------------

          (h)  Gas Dispatching Services, including determining and effecting the
               ------------------------
               most efficient routing and distribution of gas supplies.

          (i)  Marketing and Advertising Services, including preparation of
               ----------------------------------
               booklets, photographs and other presentations.

          (j)  Insurance Services, including claims settlement.
               ------------------

          (k)  Methods Services, including advice and assistance on accounting
               ----------------
               practices and methods of procedure and conduct of special studies.

          (l)  Rate Services, including advice and assistance on rate design and
               -------------
               preparation of schedules and tariffs.

          (m)  Tax Services, including tax return preparation.
               ------------

          Associate companies, in turn, may provide to Washington Gas Light or to other companies in the WGL Holdings System such services as may be reasonably necessary.

          Under the Service Agreement, Washington Gas Light or any Subsidiary providing services or goods to Washington Gas Light will be reimbursed for its cost of providing such services or goods, in accordance with Section 13(b) of the Act and Rules 90 and 91. To the extent possible, direct costs incurred in providing any service will be identified and billed to the associate company receiving those services, including labor overheads (e.g., payroll taxes, employee benefits, etc.). Other costs that cannot be allocated directly to a particular associate company, or which benefit all associate companies, will be allocated to all associate companies in accordance with the bases used for allocation described in Exhibit B-7.

          No material change in the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by Washington Gas Light, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Washington Gas Light shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Washington Gas Light within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Washington Gas Light shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          1.16  CERTIFICATES OF NOTIFICATION. WGL Holdings proposes to file
                ----------------------------
certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) The sales of any Common Stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by WGL Holdings;

          (e) The amount and terms of any Short-term Debt issued by WGL Holdings or Washington Gas Light during the quarter;

          (f) The name of the guarantor and of the beneficiary of any WGL Holdings Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

          (g) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

          (h) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

          (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

          (k) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $20,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants state that such fees and expenses will not exceed 5% of the proceeds of any such financings.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

          3.1   GENERAL. Sections 6(a) and 7 of the Act are applicable to the
                -------
issuance of Common Stock and Preferred Stock and to the direct or indirect issuance of Debentures or other forms of preferred or equity-linked securities by WGL Holdings, and to the issuance of Short-term Debt by WGL Holdings and Washington Gas Light. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of WGL Holdings Guarantees and to Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to WGL Holdings' or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, and to WGL Holdings' investment in existing or new subsidiaries to engage in financing of energy-related equipment, products or services. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Washington Gas Light and Non-Utility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.

          3.2   COMPLIANCE WITH RULES 53 AND 54. The transactions proposed
                -------------------------------
herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): Following the Reorganization, WGL Holdings will not hold any interest in any EWG or FUCO.

          Rule 53(a)(2): WGL Holdings will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. WGL Holdings will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): WGL Holdings will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of WGL Holdings' Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Washington Gas Light.

          In addition, WGL Holdings states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4. REGULATORY APPROVALS.
        --------------------

          The SCC-VA has jurisdiction over the issuance of indebtedness by Washington Gas Light having a maturity of less than 12 months if the amount thereof exceeds 12% of total capitalization of Washington Gas Light. The SCC-VA also has jurisdiction over approval of agreements between Washington Gas Light and its associate companies, including the Service Agreement and the Money Pool Agreement. Except as stated above, no state commission, and no federal commission, other than this Commission, has jurisdiction over any of the transactions proposed herein.


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


ITEM 5. PROCEDURE.
        ---------

          The Commission has heretofore published a notice under Rule 23 with respect to the filing of this Application or Declaration (Holding Co. Act Release No. 27202. July 21, 2000). The Applicants request that the Commission issue an order approving the authorizations requested herein not later than October 1, 2000. The Applicants further request that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS
        ---------------------------------

         A.     EXHIBITS.
                --------

        *A-1 Articles of Incorporation of WGL Holdings, adopted on January 13, 2000 (See Appendix B to Exhibit C-1).

        *A-2 By-Laws of WGL Holdings, adopted on January 18, 2000 (See Appendix C to Exhibit C-1).

        *A-3    Charter of Washington Gas Light (Incorporated by reference to
                Exhibit 3.1 to Washington Gas Light's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 in File 1-1483).

        *A-4 Bylaws of Washington Gas Light, as amended September 29, 1999 (Incorporated by reference to Exhibit 3 to Washington Gas Light's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 in File 1-1483).

        *B-1 Agreement and Plan of Merger and Reorganization, dated as of January 13, 2000, by and among Washington Gas Light Company, WGL Holdings, Inc., and Washington Gas Acquisition Corp. (See Appendix A to Exhibit C-1).

        *B-2 Indenture dated September 1, 1991, between Washington Gas Light and Bank of New York (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K dated September 12, 1991, in File No. 1-1483).

        *B-3 Supplemental Indenture of Washington Gas Light, dated September 1, 1993 (Incorporated by reference to Exhibit 5 to Washington Gas Light's Current Report on Form 8-K, dated September 10, 1993, in File No. 1-1483).

         B-4    Form of Money Pool Agreement (Revised) (Included in Exhibit
                D-3A).

        *B-5    Service Agreement between Washington Gas Light and WGR.


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


        *B-6 Form of proposed Service Agreement between Washington Gas Light and WGL Holdings.

        *B-7    Description of Allocation Bases Applicable to Affiliate
                Transactions.

         B-8    List of WGL Holdings' Subsidiaries (Revised).

        *C-1 Registration Statement on Form S-4 filed on February 2, 2000, by WGL Holdings, Inc. (including Proxy Statement) (incorporated by reference to File No. 333-96017).

        *C-2 Registration Statement on Form S-3 filed on September 18, 1998, by Washington Gas Light Company (including Prospectus for 2,300,000 shares of common stock) (incorporated by reference to File No. 333-63735).

        *C-3 Registration Statement on Form S-3 filed on May 27, 1999, by Washington Gas Light Company (including Prospectus for Medium Term Notes, Series E) (incorporated by reference to File No. 333-79465).

        *D-1 Application of Washington Gas Light Company and its Affiliated Interests to the Virginia State Corporation Commission for Approval of the Reorganization.

         D-2 Order of the Virginia State Corporation Commission Approving the Reorganization.

         D-3 Application of Washington Gas Light Company and its Affiliated Interests to the Virginia State Corporation Commission for Approval of Money Pool Arrangements.

         D-3A Amendment to Application of Washington Gas Light Company and its Affiliated Interests to the Virginia State Corporation Commission for Approval of Money Pool Arrangements.

         D-4 Order of the Virginia State Corporation Commission Approving Money Pool Arrangements. (To be filed by post-effective amendment).

         D-5 Application of Washington Gas Light Company to the Virginia State Corporation Commission for Approval to Incur Short-term Debt.

         D-6 Order of the Virginia State Corporation Commission Approving Short-term Debt. (Paper format - Form SE) (continuing hardship exemption).

        *E-1    Map of Washington Gas Light service area. (Paper format filing).

        *E-2 Organizational chart of WGL Holdings and Active Subsidiaries following Reorganization. (Paper format filing).


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


         F      Opinion of Counsel.

        *H      Proposed Form of Federal Register Notice.

        *J-1 Dividend Reinvestment and Common Stock Purchase Plan (Incorporated by reference to Registration Statement on Form S-3 filed by Washington Gas Light on July 21, 1995)(File No. 33-61199).

        *J-2 1999 Incentive Compensation Plan (Incorporated by reference to Registration Statement Form S-8 filed by Washington Gas Light on July 19, 1999) (File No. 333-83185).

        *J-3 Savings Plan and Capital Appreciation Plan (Incorporated by reference to Registration Statement on Form S-8 filed by Washington Gas Light on December 22, 1994) (File No. 33-57041).

        *J-4 Directors' Stock Compensation Plan (Incorporated by reference to Registration Statement on Form S-8 filed by Washington Gas Light on March 6, 1996) (File No. 333-01471).

         J-5 Long Term Incentive Compensation Plan (Incorporated by reference to Registration Statement on Form S-8 filed by Washington Gas Light on March 6, 1996) (File No. 333-01469).

          */Previously filed.
          -

         B.     FINANCIAL STATEMENTS.
                --------------------

        FS-1    Washington Gas Light              See Annual Report of
                Consolidated Statements of        Washington Gas Light on Form
                Income for the fiscal years       10-K for the fiscal year ended
                ended September 30, 1999          September 30, 1999 in File No.
                                                  1-1483.

        FS-2    Washington Gas Light              See Annual Report of
                Consolidated Balance Sheets       Washington Gas Light on Form
                as of September 30, 1999          10-K for the fiscal year ended
                                                  September 30, 1999 in File No.
                                                  1-1483.

        FS-3    Washington Gas Light              See Quarterly Report of
                Consolidated Statements of        Washington Gas Light on Form
                Income for the nine months        10-Q for the fiscal quarter
                ended June 30, 2000               ended June 30, 2000 in File
                                                  No. 1-1483.

        FS-4    Washington Gas Light              See Quarterly Report of
                Consolidated Balance Sheets       Washington Gas Light on Form
                as of June 30, 2000               10-Q for the fiscal quarter
                                                  ended June 30, 2000 in File
                                                  No. 1-1483.


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         --------------------------------------

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operations of any of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        WGL HOLDINGS, INC.
                                        WASHINGTON GAS LIGHT COMPANY
                                        CRAB RUN GAS COMPANY
                                        HAMPSHIRE GAS COMPANY
                                        WASHINGTON GAS RESOURCES CORP.

                                        By: /s/ Shelley C. Jennings
                                           ------------------------------------
                                           Name:  Shelley C. Jennings
                                           Title: Treasurer


                                        PRIMARY INVESTORS, LLC

                                        By: /s/ Adrian Chapman
                                           ------------------------------------
                                           Name:  Adrian Chapman
                                           Title: Manager

Date:  October 13, 2000


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